EXHIBIT 99.1

POET Technologies Reports On-Plan Milestones in Its Lab-to-Fab Initiative; Product Prototypes and Initial Market Entry Targeted for 2016

SAN JOSE, Calif., Feb. 16, 2016 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX Venture:PTK), a developer of opto-electronics fabrication processes for the semiconductor industry, today announced that the Company is on-plan in every developmental, operational and commercial respect in its lab-to-fab initiative to deliver its first product prototypes this year.

POET reported that it is adhering closely to its commercialization timetable to introduce a monolithic opto-electronics process platform for the production of smart optical components.  Built to deliver the power of light at near the competitive price points of copper, POET’s platform is designed to be capable of significant improvements in energy efficiency, component cost and size.

Among the milestones POET reported achieving since its previous corporate update on September 30, 2015 are the following:

  POET has transferred its proprietary technology to multiple foundry partners.

  POET has received promising initial results of wafers processed at its newest foundry supplier, Wavetek, using POET’s proprietary technology. The agreement with pure-play foundry services leader Wavetek, announced last month, addresses all of POET’s current manufacturing requirements (including Vertical Cavity Surface Emitting Lasers (VCSELs)) in POET’s ongoing commercialization initiative.

  POET has initiated a process to produce integrated VCSEL prototypes, which the Company expects to demonstrate in the second quarter of 2016.

  POET has completed – nearly a full quarter ahead of plan - the consolidation of its Toronto-Connecticut-San Jose operations in Silicon Valley.

  POET has accelerated its evaluation of an expanded product roadmap to include display and sensing technology to take advantage of what we believe are increasing market needs for integrated photonics.

  POET has received specific interest in applications from prospective customers and is in advanced discussions to license for non-recurring engineering (NRE) fees and transfer our proprietary integrated planar opto-electronic technology.  Included in the talks is the proposed establishment of a platform for the development of integrated sensing applications.

  POET is in advanced discussions with a leading institution to enter into a joint development agreement that will evaluate the adaptation of the POET platform for potential applications in micro-displays for the burgeoning Augmented Reality market.

Dr. Venkatesan noted that POET is positioned at the confluence of next-wave mega-trends that both encompass and extend beyond data communications and stated: “Photonics is experiencing a post-telecom second wave of growth – this one, fuelled by consumers engaged in always-on social networking, cloud computing, Software as a Service (SaaS) and the ubiquitous devices that are central to our lives,” said POET Chief Executive Officer Dr. Suresh Venkatesan. “Social Networking, Cloud Computing, the Internet of Things and the growth of mega-datacenters are galvanizing a renewed growth spurt in photonics. We believe, POET is at confluence of these megatrends.  And we believe we are in the position not just to ride them, but to drive them.”

Investor Conference Call

The Company's CEO and members of Executive Management are scheduled to host a conference call at 5:00 pm EST today, February 16, 2016, to answer previously submitted questions and provide an update on the Company's operational roadmap.

Access to the conference call can be accomplished in the following ways:

- Live webcast link can be found at: http://www.investorcalendar.com/IC/CEPage.asp?ID=174627
- The Company’s website at www.poet-technologies.com under events and presentations
- Call in:	US and Canada (Toll Free):	877-407-8031
	International:	201-689-8031
- Audio Replay:	US and Canada (Toll Free):	877-660-6853
	International:	201-689-8031

Conference ID: When calling in to the live conference call or the audio replay, which is to be available approximately three hours after the live call, callers are to use conference ID number 13628131.

About POET Technologies Inc.

POET is a developer of opto-electronics fabrication processes. POET believes that the advanced opto-electronics fab processes platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart-system fabrication.  More information may be obtained at www.poet-technologies.com.

For further information:

Robert Ferri
Robert Ferri Partners
Tel: (415) 575-1589
Email: Robert.ferri@robertferri.com

ON BEHALF OF THE BOARD OF DIRECTORS

Michel Lafrance, Secretary

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company's plans to accelerate its expanded product roadmap through licensing and other joint development agreements for sensing and display applications, and its prototyping plans for VCSEL based transceivers.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations regarding future growth, plans for and completion of projects by the Company's third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company's anticipated projects, delays or changes in plans with respect to the development of the Company's anticipated projects by the Company's third party relationships, risks affecting the Company's ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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